Valgro® Fund
Proxy Voting Results

The annual meeting of the shareholders of Valgro Funds, Inc., was held on March 26, 2001. Shareholders voted the number of shares they held of record on January 31, 2001, when there were 224,669.311 shares outstanding.

Proposal 1 was the election of directors. As shown below, all directors were re-elected. Proposal 2 was the approval of Grant Thornton LLP continuing as the fund's auditor. Proposal 3 was the approval of a revised advisory contract identifying the adviser as a California successor corporation, updating the code of ethics to give adviser personnel additional rights, and increasing the duration of the contract. Of course, this is only the briefest of summaries: for a complete description, see the proxy statement (DEF 14A filed 3/9/01). As shown below, all proposals were approved.

Count of Shares Voted
Proposal	For	Against	Abstain	% For
director: Robert A. Rintel	202,038.539	0.000	0.000	100%
director: F. Joseph Moretti	202,038.539	0.000	0.000	100%
auditor: Grant Thornton LLP	202,038.539	0.000	0.000	100%
revised advisory contract	202,038.539	0.000	0.000	100%